October 7, 2021

Securities and Exchange Commission

100 F. St. NE

Washington, DC 20549

Re:	Umbra Companies, Inc.
Registration Statement on Form S-1/A
Filed September 24, 2021
File No. 333-259768

To Whom it May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Umbra Companies, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) Registration Statement on Form S-1/A (File No 333-259768) (the “Registration Statement”), filed on September 24, 2021,

The Company requests withdrawal as Form S-1/A filed on September 24, 2021 was filed in error. No sales were made in connection with the Form S-1/A filed on September 24, 2021.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Byron Thomas, Esq. via email at Byron Thomas byronthomaslaw@gmail.com.

If you have any questions regarding this application for withdrawal, please call Byron Thomas, Esq. the Company’s counsel at 702 747-3103.

Very truly yours,

/s/ William Pitre

William Pitre, CEO